EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

January 20, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO 2013 PRODUCTION UP 253% OVER 2012 TO 895,240 OZ SILVER EQUIVALENT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to report its year end and Q4 2013 production results from its Avino property near Durango, Mexico.

Production Highlights for Fiscal 2013 (Compared to Fiscal 2012)

•	Silver production increased 264% to 698,076 oz
•	Gold production increased 162% to 3,243 oz
•	Silver equivalent production increased 253% to 895,240 oz*

Production Highlights for Fourth Quarter, 2013 (Compared to Fourth Quarter, 2012)

•	Silver production increased 44% to 184,760 oz
•	Gold production increased 122% to 1,011 oz
•	Silver equivalent production increased 66% to 250,533*

* Silver equivalent in Q3 & Q4 2013 has been calculated using a 65:1 ratio for silver to gold. During Q1 & Q2 2013, a 55:1 ratio was used in the calculation. In Q4 2012 a ratio of 50:1 was used. (The ratio was changed to reflect the gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

“2013 represented a major milestone for the Company as we completed our first full year of commercial production since the 2000/2001 mine closure. This tremendous accomplishment can be attributed directly to our impressive team of operators, officers, managers, employees and contractors. Oh behalf of the board of directors, I would like to thank all of them for their tireless efforts and continued focus on improving operational efficiency and expanding the mines output. The new year is shaping up to be another exciting period of growth for the Company as we expect to complete the next phase of expansion work, leading towards our mission of becoming the next mid-tier silver producer”.

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

2013 Production Highlights

Comparative production numbers from Q4 2013 and Q4 2012 are presented below:

	Q4 2013	Q4 2012	% Change
Total Silver Produced (oz) calculated	184,760	128,607	44
Total Gold Produced (oz) calculated	1,011	455	122
Total Silver Eq. Produced (oz) calculated	250,533	151,373	66

Silver equivalent in Q3 & Q4 2013 was calculated using a 65:1 ratio for silver to gold. During Q1 & Q2 2013, a 55:1 ratio was used in the calculation. In 2012 a ratio of 50:1 was used.(The ratio was changed to reflect the gold and silver prices during these periods) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding

Q4 San Gonzalo Production Highlights

Comparative figures for Q4 2013 and Q4 2012 are presented below as well as 2013 yearly totals are reported as follows:

	Q4 2013	Q4 2012	Quarterly Change %	2013 Totals
Total Mill Feed (dry tonnes)	19,354	19,539	(0.9)	78,415
Average Daily Throughput (tpd)	225	222	1.4	225
Days of Operation	86	88	(2.3)	349
Feed Grade Silver (g/t)	280	259	8.1	288
Feed Grade Gold (g/t)	1.49	1.04	43.3	1.34
Bulk Concentrate (dry tonnes)	617	538	14.7	2,431
Bulk Concentrate Grade Silver (kg/t)	7.44	7.44	0	7,704
Bulk Concentrate Grade Gold (g/t)	35.0	26.33	32.9	31.6
Recovery Silver (%)	85	79	7.6	83
Recovery Gold (%)	75	70	7.1	73
Mill Availability (%)	93.9	94.4	(0.5)	95.2
Total Silver Produced (kg)	4,588	4,000	14.7	18,732
Total Gold Produced (g)	21,575	14,161	52.4	76,904
Total Silver Produced (oz) calculated	147,516	128,607	14.7	602,233
Total Gold Produced (oz) calculated	693	455	52.4	2,473
Total Silver Equivalent Produced (oz) calculated	192,604	151,372	27.2	751,462

Silver equivalent in Q3 & Q4 2013 has been calculated using a 65:1 ratio for silver to gold. During Q1 & Q2 2013, a 55:1 ratio was used in the calculation. In Q4 2012 a ratio of 50:1 was used.(The ratio was changed to reflect the gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Q4 2013 Highlights

•
Silver and gold production increased significantly over the comparative quarter from the previous year. The main reason being the grade which improved by 8.1% and 43.3% respectively. Mill feed came from the 4th and 5th levels which has higher grade material than those of the 2nd and 3rd level which was the source of feed in 2012.

•	Silver and gold recoveries also improved by 7.6% and 7.1% respectively. They were the result of processing the less oxidized material from the lower levels.
•	Tonnage processed for the quarter was slightly less due to 2 fewer operating days.
•	The above factors resulted in the increase of silver production by 14.7% and gold production increase of 52.4%.

Q4 Avino Mine Stockpile (Circuit 2) Highlights*

Comparative Production numbers from Q4 and Q3 2013 at Circuit 2, as well as 2013 annual totals are reported as follows:

	Q4 2013	Q3 2013	% Change	2013 Totals
Total mill feed – (dry tonnes)	19,576	18,279	7.1	47,645
Days of Operation	86	87	(1.1)	251
Feed grade Silver - g/t	92	84.23	9.2	85
Feed grade Gold - g/t	0.94	0.773	21.6	0.83
Bulk concentrate – (dry tonnes)	226	210	7.6	636
Bulk Concentrate Grade Silver (kg/t)	5.13	4.803	6.8	4.687
Bulk Concentrate Grade Gold (g/t)	43.8	35.479	23.5	37.66
Recovery Silver (%)	64	65.5	(2.3)	74
Recovery Gold (%)	54	52.7	2.5	61
Mill availability (%)	93.3	89.24	4.5	90.9
Total Silver Produced (oz) calculated	37,244	32,436	14.8	95,482
Total Gold Produced (oz) calculated	318	239	33.1	770
Total Silver Eq. Produced (oz) calculated	57,929	48,010	20.1	143,778

Silver equivalent in Q3 & Q4 2013 has been calculated using a 65:1 ratio for silver to gold. During Q2 2013, a 55:1 ratio was used in the calculation. (The ratio was changed to reflect the gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

*Since circuit 2 was not operational during Q4 2012 no comparative data is available. For analytical purposes comparative data from Q3 2013 has been provided.

Q4 2013 Highlights

•
Tonnage processed for the quarter was higher than the 3rd quarter because of the higher mill availability. The mill issues with power generator and the maintenance issues on the ball mill and crusher were resolved.

•	The gold and silver feed grades to the plant were also higher by 21.6% and 9.2% respectively with similar recoveries.
•	The concentrate grades in gold and silver improved by 23.5% and 6.8% respectively probably due to the higher feed grades being processed.
•	Silver production for the quarter increased by 14.8% while the gold production increased by 33.1%.

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab. Check samples are verified by Inspectorate Labs in Reno, Nevada. San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company’s mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.